UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 10)*

SHARPER IMAGE CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

820013 10 0
(CUSIP Number)

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820013 10 0	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Thalheimer ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,912,157 shares of Common Stock (includes options exercisable within 60 days for 281,600 shares)
	6	SHARED VOTING POWER 417,601 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 2,912,157 shares of Common Stock (includes options exercisable within 60 days for 281,600 shares)
	8	SHARED DISPOSITIVE POWER 417,601 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,329,758 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1(a). Name of Issuer.

Sharper Image Corporation

1(b). Address of Issuer's Principal Executive Offices.

650 Davis Street
San Francisco, CA 94111

2(a). Name of Person Filing.

Richard Thalheimer

2(b). Address of Principal Business Office or, if None, Residence.

650 Davis Street
San Francisco, CA 94111

2(c). Citizenship.

United States of America

2(d). Title of Class of Securities.

Common Stock

2(e). CUSIP Number.

820013 100

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	☒	N/A

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with § 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(H)
This statement is filed pursuant to §§240.13d-2(b)

4(a) Amount Beneficially Owned as of January 31, 2004:

3,329,758 Shares of Common Stock. Includes 2,178,162 shares owned by The Richard J. Thalheimer Revocable Trust, of which Mr. Richard J. Thalheimer is trustee and sole beneficiary. Includes 131,969 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust. Includes 235,000 shares owned by The Richard J. Thalheimer Children’s Trust. Includes 50,632 shares owned by the Richard J. Thalheimer Irrevocable Trust. Includes 183,673 shares owned by the Richard J. Thalheimer 1997 Grantor Annuity Trust of which Mr. Richard J. Thalheimer is trustee and beneficiary. Includes 268,722 shares owned by the Richard J. Thalheimer 1997 Annuity Trust, of which Mr. Richard J. Thalheimer is trustee and beneficiary. Includes options exercisable within 60 days for 281,600 shares granted to Richard Thalheimer.

4(b) Percent of Class:

21.3%

4(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:

2,912,157 shares of Common Stock

(ii) shared power to vote or to direct the vote:

417,601

(iii) sole power to dispose or to direct the disposition of:

2,912,157 shares of Common Stock

(iv) shared power to dispose or to direct the disposition of:

417,601

5. Ownership of Five Percent or Less of a Class

Not applicable.

6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

7. Identification and Classification of the Subsidiary Which Acquired the Security
    Being Reported on by the Parent Holding Company

Not applicable.

8. Identification and Classification of Members of the Group

Not applicable.

9. Notice of Dissolution of Group

Not applicable.

10. Certification

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2004

By:	/s/ Richard Thalheimer

	Name:	Richard Thalheimer
	Title:	Chief Executive Officer and Chairman of the Board